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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d - 102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                       Multi-Media Tutorial Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   625420 10 4
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       CUSIP No.  625420 10 4        13G            Page  2   of  9  pages
                 ------------                            -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Joseph Stevens & Company, Inc.
            (successor to Joseph Stevens & Company, L.P.)

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
       -------------------------------------------------------------------
                           5.   SOLE VOTING POWER

                                325,000 shares of Common Stock.  See Item 4.
                           -----------------------------------------------
        NUMBER OF          6.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY          -----------------------------------------------
           EACH            7.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                325,000 shares of Common Stock.  See Item 4.
           WITH            -----------------------------------------------
                           8.   SHARED DISPOSITIVE POWER


       -------------------------------------------------------------------
       9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           325,000 shares of Common Stock.  See Item 4.
       -------------------------------------------------------------------
       10. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
           CERTAIN SHARES     [ ]


       -------------------------------------------------------------------
       11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.0%
       -------------------------------------------------------------------
       12. TYPE OF REPORTING PERSON*

           BD
       -------------------------------------------------------------------

       CUSIP No.  625420 10 4        13G            Page  3   of  9  pages
                 ------------                            -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Joseph Sorbara
       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
       -------------------------------------------------------------------
                           5.   SOLE VOTING POWER

                                343,500 shares of Common Stock.  See Item 4.
                           -----------------------------------------------
        NUMBER OF          6.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             30,500 shares of Common Stock. See Item 4(c).
         OWNED BY          -----------------------------------------------
           EACH            7.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                343,500 shares of Common Stock.  See Item 4.
           WITH            -----------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

                                30,500 shares of Common Stock. See Item 4(c).
       -------------------------------------------------------------------
       9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           374,000 shares of Common Stock.  See Item 4.
       -------------------------------------------------------------------
       10. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
           CERTAIN SHARES     [ ]


       -------------------------------------------------------------------
       11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.7% of shares of Common Stock.  See Item 4.
       -------------------------------------------------------------------
       12. TYPE OF REPORTING PERSON*

           IN
       -------------------------------------------------------------------

       CUSIP No.  625420 10 4        13G            Page  4   of  9  pages
                 ------------                            -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Steven Markowitz
       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
       -------------------------------------------------------------------
                           5.   SOLE VOTING POWER

                                365,700 shares of Common Stock.  See Item 4.
                           -----------------------------------------------
        NUMBER OF          6.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY          -----------------------------------------------
           EACH            7.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                365,700 shares of Common Stock.  See Item 4.
           WITH            -----------------------------------------------
                           8.   SHARED DISPOSITIVE POWER


       -------------------------------------------------------------------
       9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           365,700 shares of Common Stock.  See Item 4.
       -------------------------------------------------------------------
       10. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
           CERTAIN SHARES     [ ]


       -------------------------------------------------------------------
       11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.6% of shares of Common Stock.  See Item 4.
       -------------------------------------------------------------------
       12. TYPE OF REPORTING PERSON*

           IN
       -------------------------------------------------------------------

       CUSIP No.  625420 10 4        13G            Page   5  of  9  pages
                 ------------                            -----  -----


ITEM 1.

         (a)      Name of Issuer:

                  Multi-Media Tutorial Services, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  205 Kings Highway
                  Brooklyn, New York 11223

ITEM 2.

         (a)      Name of Person Filing:

                  Joseph Stevens and Company, Inc.
                  (successor to Joseph Stevens & Company, L.P.),
                  Mr. Joseph Sorbara and Mr. Steven Markowitz

         (b)      Address of Principal Business Office:

                  The principal business address for each of
                  Joseph Stevens & Company, Inc. and Messrs.
                  Sorbara and Markowitz is:
                  c/o Joseph Stevens & Company, Inc.
                  33 Maiden Lane
                  New York, New York  10038

         (c)      Citizenship:

                  Joseph Stevens & Company, Inc. is incorporated in the state of New York. Mr. Sorbara and Mr. Markowitz are United States citizens


         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Common Stock").


         (e)      CUSIP Number:

                  625420 10 4

       CUSIP No.  625420 10 4        13G            Page  6   of  9  pages
                 ------------                            -----  -----




ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      /x/   Broker or Dealer registered under Section 15 of the
                  ---   Securities Exchange Act of 1934, as amended (the
                        "Exchange Act").  See Item 4.

         (b)      / /    Bank as defined in section 3(a)(6) of the Exchange Act.
                  ---
         (c)      / /    Insurance Company as defined in section 3(a)(19) of
                  ---    the Exchange Act

         (d)      / /    Investment Company registered under section 8 of the
                  ---    Investment Company Act.

         (e)      / /    Investment Advisor registered under section 203 of the
                  ---    Investment Advisers Act of 1940.

         (f)      / /    Employee Benefit Plan, Pension Fund which is
                  ---    subject to the provisions of the Employee Retirement
                         Income Security Act of 1974 or Endowment Fund; see
                         Section 240.13d-1(b)(1)(ii)(F).

         (g)      / /    Parent Holding Company, in accordance with
                  ---    240.13d-1(b)(ii)(G).

         (h)      / /    Group, in accordance with 240.13d-1(b)(1)(ii)(H).
                  ---

ITEM 4.  Ownership.

         (a)      Amount Beneficially Owned:

                  (i) As of December 31, 1996, Joseph Stevens & Company, Inc. owned warrants ("JSC Warrants") to purchase 162,500 units, each unit consisting of one share of Common Stock and one redeemable common stock purchase warrant ("Redeemable Warrants"). Each Redeemable Warrant entitled the holder to purchase an additional share of Common Stock. The JSC Warrants were exercisable commencing on April 13, 1996. Therefore, as of December 31, 1996, Joseph Stevens & Company, Inc. beneficially owned 325,000 shares of Common Stock.

                  (ii) As of December 31, 1996, Joseph Sorbara, a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. beneficially owned 374,000 shares of Common Stock, consisting of 325,000 shares of Common Stock issuable upon the exercise of the JSC Warrants and the Redeemable Warrants underlying the JSC Warrants as described in Item 4(a)(i) above, an aggregate of 10,500 shares of Common Stock held in a joint account of Mr. Sorbara and his spouse and in an Individual Retirement Account of Mr. Sorbara and an aggregate of 38,500 shares of Common Stock issuable upon exercise of Redeemable Warrants held in a joint account of Mr. Sorbara and his spouse and in an Individual Retirement Account of Mr. Sorbara.

                  (iii) As of December 31, 1996, Steven Markowitz, a controlling shareholder, director and officer of Joseph Stevens & Company, Inc., beneficially owned 365,700 shares of Common Stock, consisting of 325,000 shares of Common Stock issuable upon the exercise of the JSC Warrants and the Redeemable Warrants underlying the JSC Warrants as described in Item 4(a)(i) above, 23,700 shares of Common Stock held by Mr. Markowitz and 17,000 shares of Common Stock issuable upon exercise of Redeemable Warrants held by Mr. Markowitz.

         (b)      Percent of Class:

                  (i) As of December 31, 1996, Joseph Stevens & Company, Inc. was the beneficial owner of an aggregate of 325,000 shares of Common Stock, which constituted approximately 5.0% of the 6,160,679 shares of Common Stock outstanding as of November 30, 1996 (as reported in the Company's Form 10-QSB for the nine months ended November 30, 1996). See Item 4(a)(i) above.

                  (ii) As of December 31, 1996, Joseph Sorbara was the beneficial owner of an aggregate of 374,000 shares of Common Stock, which constituted approximately 5.7% of the 6,160,679 shares of Common Stock outstanding as of November 30, 1996 (as reported in the Company's Form 10-QSB for the nine months ended November 30, 1996). See Item 4(a)(ii) above.

       CUSIP No.  625420 10 4        13G            Page  7   of  9  pages
                 ------------                            -----  -----



                  (iii) As of December 31, 1996, Steven Markowitz was the beneficial owner of an aggregate of 365,700 shares of Common Stock, which constituted approximately 5.6% of the 6,160,679 shares of Common Stock outstanding as of November 30, 1996 (as reported in the Company's Form 10-QSB for the nine months ended November 30, 1996). See Item 4(a)(iii) above.

         (c)      Number of shares as to which such person has:

                  (i) Sole power to vote or direct the vote:

                           As of December 31, 1996, Joseph Stevens & Company, Inc. had sole power to vote or direct the vote of 325,000 shares of Common Stock. See Item 4(a)(i) above. As of December 31, 1996, Joseph Sorbara had sole power to vote or direct the vote of 343,500 shares of Common Stock. See Item 4(a)(ii) above. As of December 31, 1996, Steven Markowitz had sole power to vote or direct the vote of 365,700 shares of Common Stock. See Item 4(a)(iii) above.

                  (ii) Shared power to vote or direct the vote:

                           As of December 31, 1996, Joseph Sorbara had shared power to vote or direct the vote of 30,500 shares of Common Stock held in a joint account with his spouse.

                  (iii) Sole power to dispose or to direct the disposition of:

                           As of December 31. 1996, Joseph Stevens & Company, Inc. had sole power to dispose or to direct the disposition of 325,000 shares of Common Stock. See
                           Item 4(a)(i) above. As of December 31, 1996, Joseph Sorbara has sole power to dispose or to direct the disposition of 343,500 shares of Common Stock. See
                           Item 4(a)(ii) above. As of December 31, 1996, Steven Markowitz had sole power to dispose or to direct the disposition of 365,700 shares of Common Stock. See
                           Item 4(a)(iii) above.

                  (iv) Shared power to dispose or to direct the disposition of:

                           As of December 31, 1996, Joseph Sorbara had shared power to dispose or to direct the disposition of 30,500 shares of Common Stock held in a joint account with his spouse.


ITEM 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

ITEMS 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not Applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not Applicable.

       CUSIP No.  625420 10 4        13G            Page   8  of  9  pages
                 ------------                            -----  -----

ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

       CUSIP No.  625420 10 4        13G            Page   9  of  9  pages
                 ------------                            -----  -----


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                June 9, 1997
                                     -----------------------------------
                                                   (Date)


                                       JOSEPH STEVENS & COMPANY, INC.

                                              /s/Joseph Sorbara
                                     -----------------------------------
                                               Joseph Sorbara
                                           Chief Executive Officer




                                                June 9, 1997
                                     -----------------------------------
                                                   (Date)


                                              /s/Joseph Sorbara
                                     -----------------------------------
                                                 (Signature)


                                               Joseph Sorbara
                                     -----------------------------------
                                                   (Name)


                                                June 9, 1997
                                     -----------------------------------
                                                   (Date)


                                             /s/Steven Markowitz
                                     -----------------------------------
                                                 (Signature)


                                              Steven Markowitz
                                     -----------------------------------
                                                   (Name)